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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the years ended December 31, 2010 to 2014 was as follows:

	Year Ended December 31,
(in thousands of dollars, except for ratios)	2014	2013	2012	2011	2010
	(in thousands, except for ratios)
Earnings:
Net income (loss) before income taxes	$213,108	$4,580	$(29,872)	$71,122	$3,892
Add: Fixed charges	22,272	4,947	477	669	1,092

Earnings (Deficiency of Earnings) available to cover fixed charges(3)	$235,380	$9,527	$(29,395)	$71,791	$4,984

Fixed charges:
Interest expense	6,883	—	—	133	572
Non-cash interest expense on PDL liability	14,646	4,488	—	—	—
Estimated interest component of rent	743	459	477	536	520

Total fixed charges	$22,272	$4,947	$477	$669	$1,092

Ratio of earnings to fixed charges(1)(2)	10.6	1.9	—	107.3	4.6

(1)
For purposes of computing these ratios of earnings to fixed charges, fixed charges consist of interest expense, non-cash interest expense on PDL liability and an estimated interest component of rent. Non-cash charges relating to the change in fair value of the contingent consideration liability recorded as interest expense totaling $39,000, $908,000 and $2,373,000 within each of the years ended December 31, 2012, 2013 and 2014 have been excluded from the calculation of the fixed charges above.

(2)
We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(3)
Earnings consist of net income (loss) applicable to common stock shareholders before income taxes plus combined fixed charges. Earnings for the years ended December 31, 2014 and 2013 include non-cash PDL royalty revenue of $242,808,048 and $18,104,431, respectively.

Earnings were insufficient to cover fixed charges by $29.9 million in 2012.

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  Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES